Law Offices Ballard Spahr Andrews & Ingersoll, llp 1735 MARKET STREET, 51ST FLOOR PHILADELPHIA, PA 19103-7599 215-665-8500 FAX: 215-864-8999 www.ballardspahr.com	ATLANTA, GA BALTIMORE, MD BETHESDA, MD DENVER, CO LAS VEGAS, NV LOS ANGELES, CA PHILADELPHIA, PA PHOENIX, AZ SALT LAKE CITY, UT VOORHEES, NJ WASHINGTON, DC WILMINGTON, DE

JUSTIN P. KLEIN
DIRECT DIAL:  215-864-8606
PERSONAL FAX:  215-864-9166
KLEINJ@BALLARDSPAHR.COM

January 15, 2009

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Norman Gholson, Attorney Advisor
James Giugliano, Staff Attorney
Jill Davis, Branch Chief
George Schuler, Mining Engineer

Re:	Capital Gold Corporation
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 29, 2008
Schedule 14A filed December 8, 2008
Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Filed December 10, 2008
File No. 000-13078

Ladies and Gentlemen:

We are pleased to provide this response letter on behalf of Capital Gold Corporation (“Registrant” or the “Company”) to the Staff’s comment letter dated January 9, 2009 regarding the Registrant’s Form 10-K for the fiscal year ended July 31, 2008 filed on October 29, 2008 (the “Form 10-K”), the Registrant’s Schedule 14A filed on December 8, 2008 (the “Proxy Statement”) and the Registrant’s Form 10-Q for the fiscal quarter ended October 31, 2008 filed on December 10, 2008 (the “Form 10-Q” and, together with the Form 10-K and Proxy Statement, the “Filings”).  On January 13, 2009, we filed a response letter with respect to Comments 1 and 5.  We are pleased to respond to the Staff’s remaining comments herein.  For your convenience, each Staff Comment, other than Comments 1 and 5, have been reproduced, followed by the Registrant’s response.

Form 10-K for the Fiscal Year Ended July 31, 2008

Debt Covenants, page 29

2.
We note your financial statements include the accounts of consolidated variable interest entity Caborca Industriale.  Please expand your disclosure regarding your debt covenants to address whether the calculation of the financial covenants are required to include or exclude the accounts of your consolidated variable interest entity.  In your response to this comment, please provide us a sample of your expanded disclosure.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Debt Covenants

Our Credit Facility with Standard Bank requires us, among other obligations, to meet certain financial covenants including (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S.$15,000,000, and (iii) a quarterly average minimum liquidity of U.S.$500,000. In addition, the Credit Facility restricts, among other things, our ability to incur additional debt, create liens on our property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit.  A failure to comply with the restrictions contained in the Credit Facility could lead to an event of default thereunder which could result in an acceleration of such indebtedness.

In connection with the refinance proceedings, MSR, as a condition precedent to closing, obtained a waiver letter from the Lender of any default or event of default as a result of not being in compliance with regulations of Mexican federal law with regard to certain filing and environmental bonding issues in connection with the operation of mining the El Chanate concessions as well as certain insurance requirements.  MSR has not yet complied with these regulations due to the absence of professionals in the area qualified to conduct studies to facilitate compliance. MSR believes that the Mexican government is aware of these barriers to compliance and that it has not enforced the Requirements against MSR or other mining companies in Sonora. MSR has agreed to make a commercially reasonable effort to come into compliance with these requirements.  See also “Environmental and Permitting Issues” section below.

As of July 31, 2008, except for the aforementioned waiver, we and our related entities were in compliance with all debt covenants and default provisions.  For the purposes of meeting these financial covenants, the accounts of Caborca Industrial are not required to be included in the calculation of these covenants.”

Controls and Procedures, page 40

3.
Please refer to the definition of “disclosure controls and procedures” found in Rule 13a-15 under the Securities Exchange Act of 1934.  Please revise to clarify that disclosure controls and procedures are designed not only to ensure that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, but also to ensure that the information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This term refers to the controls and procedures of a company that are designed not only to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods but also ensure that information required to be disclosed is accumulated and communicated to our Chief Executive Officer and our Chief Financial Officer to allow timely decisions regarding required disclosure. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. They have concluded that, as of that date, our disclosure controls and procedures were effective.

No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

4.
We note your statement that “They have concluded that, as of the date, our disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.”  Please delete the language from “at ensuring that . . .” to the end of the sentence.

RESPONSE:  As indicated in the response to Comment 3, the Registrant will amend its Form 10-K to comply with this comment.

Certain Relationships and Related Transactions, and Director Independence, page 58

6.
You mention transactions but do not identify by name the officers, directors and stockholders who are counterparties, or affiliates of counterparties, in the transactions.  Please identify each of these persons by name as well as function, instead of referring to them as “two of our officers/Directors and stockholders,” “a director,” etc.  Also, please confirm to us that all agreements and documents relating to related party transactions are filed as exhibits to the extent required by Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“In August 2002, we purchased marketable equity securities of a related company. We recorded approximately $6 and $9 in expense reimbursements including office rent from this entity for the year ended July 31, 2008 and 2007, respectively.

We utilize Caborca Industrial, a Mexican corporation that is 100% owned by Gifford A. Dieterle, our Chief Executive Officer, and Jeffrey W. Pritchard, our Executive Vice President, for mining support services. These services include but are not limited to the payment of mining salaries and related costs. Caborca Industrial bills us for these services at cost. Mining expenses charged by Caborca Industrial and eliminated upon consolidation amounted to approximately $3,775 and $702 for the year ended July 31, 2008 and 2007, respectively.

During the years ended July 31, 2008 and 2007, we paid Jack Everett, a former officer and director, consulting fees of $100 and $0, respectively.  In addition, this individual earned wages of $120 during the year ended July 31, 2007.  Also, during the year ended July 31, 2008 and 2007, we paid Robert Roningen, a director legal and consulting fees of $35 and $24, respectively.

In January 2006, we  extended the following stock options through January 3, 2007, all of which are exercisable at $0.05 per share: Gifford A. Dieterle, Chief Executive Officer and Director – 1,250,000 shares; Robert Roningen, Director – 500,000 shares; Jeffrey W. Pritchard, V.P. Investor Relations and Director – 327,727 shares; Roger Newell, V.P. Development and Director – 500,000 shares; and Scott Hazlitt, V.P. Mine Development – 25,000 shares.   There was not a material increase in the intrinsic value of these options at the date of modification as compared to the intrinsic value of the original issuance of these stock options on the applicable measurement date.  All of these options were exercised prior to their extended expiration.

On February 7, 2007, Robert Roningen resigned as our  Secretary and, on February 9, 2007, John Brownlie, our Vice President of Operations, was appointed Chief Operating Officer and Jeffrey W. Pritchard, our Vice President of Investor Relations, was appointed Secretary.

On December 20, 2007, at the recommendation of the Compensation Committee of the Board of Directors, our executive officers, directors and employees were granted 1,095,000 restricted shares under our 2006 Equity Incentive Plan.   The restricted shares granted vest equally over three years from the date of grant.   In addition, our executive officers were granted 3,150,000 stock options under our 2006 Equity Incentive Plan. The stock options have a term of seven years and vest as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $0.63 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan, unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon the happening of a change of control, all unvested stock options and unvested restricted stock grants immediately vest.

On July 17, 2008, at the recommendation of the Compensation Committee of the Board of Directors, our executive officers and directors were granted 515,000 shares under our 2006 Equity Incentive Plan. The restricted shares granted vested immediately.”

The Registrant has filed all of the agreements related to related party transactions except for one.  The Registrant has not filed the agreement between MSR and Caborca Industrial, pursuant to which Caborca Industrial provides certain services to MSR.  While the Registrant does not believe this agreement is material from a financial viewpoint, it acknowledges that as an agreement related to a related party transaction, it should be filed pursuant to Item 601(b)(10) of Regulation S-K.  This agreement is currently written in Spanish and the Registrant will have the agreement translated into English and will file it with is next quarterly report.

Report of Independent Registered Public Accounting Firm, page F-1

7.
We note the scope of your auditor’s report includes the related consolidated statements of operations, change in stockholders’ equity and cash flows for each of the three years in the period ended July 31, 2008.  However, it does not appear that you have presented three years of changes in stockholders’ equity.  Also, it does not appear that the notes to your consolidated financial statements includes three years of statements of operations, changes in stockholders’ equity and cash flow disclosures.  Please obtain and file an audit report with a scope corresponding to the financial statements included in your filing.  Alternatively, please amend your filing to include the basic financial statements and notes identified in your auditor’s report.

RESPONSE:  As indicated in the response letter dated January 13, 2009, the Registrant believes that it properly filed its Form 10-K as a smaller reporting company.  As a smaller reporting company, the Registrant is only required to provide the financial information set forth in Article 8 of Regulation S-X.  Item 8.02 of Regulation S-X requires that smaller reporting companies file an audited balance sheet as of the end of each of the most recent two fiscal years, and audited statements of income, cash flows and changes in stockholders’ equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.  The Registrant believes that, as a smaller reporting company, it was not required to provide an audited statement of operations or an audited statement of cash flows for the year ended July 31, 2006.  Because the Registrant was not required to include audited statements of operations, changes in stockholders’ equity and cash flows for the year ended July 31, 2006, the Registrant believes it was also not required to include related disclosure in the footnotes to its financial statements.  In its amended Form 10-K, the Registrant will include an auditor’s report to cover the audited consolidated balance sheet of the Registrant and its subsidiaries as of July 31, 2008 and July 31, 2007 and the related consolidated statements of operations for each of the three years in the period ended July 31, 2008, changes in stockholders’ equity each of the two years in the period ended July 31, 2008 and cash flows for each of the three years in the period ended July 31, 2008.  However, the Registrant does not believe it is necessary or in the interest of its shareholders to remove the unnecessary financial data.  We also note that the Registrant will be required to file financial statements, and related footnote disclosure, of Item 8(a) of Form 10-K when it files its Form 10-K for the year ending July 31, 2009.

Financial Statements, page F-2

8.
It does not appear that you have reported a total amount for comprehensive income and its components in a financial statement that is displayed with the same prominence s other financial statements that constitute a full set of financial statements.  Please refer to paragraphs 14 and 22 and Appendix FAS 130.  Please contact us at your earliest convenience to further discuss this matter.

RESPONSE:  The Registrant will amend its Form 10-K and include total amount of comprehensive income and its components in the consolidated statements of stockholders’ equity for the fiscal years ended July 31, 2008 and 2007 as well as Note 14 within the notes to the consolidated financial statements.

9.
Your presentation of equity based compensation as a separate component of costs and expenses in your statement of operations does not appear consistent with the guidance in SAB Topic 14F.  Please contact us at your earliest convenience to further discuss this matter.

RESPONSE:  The Registrant records equity based compensation for employees within the same income statement line item as cash compensation paid in “General and Administrative Expense.”  Non-employee equity based compensation which includes equity compensation of the Registrant’s non-employees is reported as a separate component on the income statement.  The Registrant believes this treatment is consistent with the guidance provided in SAB Topic 14F.  Please also refer to the Registrant’s response to Comment 18.

Statement of Cash Flows, page F-6

10.
In your reconciliation of net income to cash provided by operating activities for fiscal year 2008, we note you present a loss on change in fair value of derivative, net, of $1,356 separate from a decrease in derivative liability of $(1,166).  Please tell us what these amounts represent and why they are presented separately.  Please also tell us how the amounts reported for loss on change in fair market value of derivatives of $1,356 and $(1,166) for fiscal year 2008 and $766 for fiscal year 2007 relate to the amounts in your , statement of operations of $1,356 and $1,226 for the fiscal years 2008 and 2007, respectively.  In your response to this comment, please provide us with a reconciliation of your beginning and ending derivative liability balances illustrating how these amounts relate to the changes in the balance.

RESPONSE:  The loss on change in fair value of derivative represents the change in fair value of the derivative instruments related to the Registrant’s Gold Price Protection Agreement we entered into with Standard Bank in connection with our $12,500,000 Credit Facility also with Standard Bank (See Note 17 within the financial statements) and has been recorded under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.”  The decrease in derivative liability represents the net cash settlement paid to Standard Bank as it relates to the Gold Price Protection Agreement.  These amounts are presented separately to disclose the non-cash change in fair value on these derivative instruments versus the actual cash settlement paid.  The Registrant believes this presentation is more useful to its shareholders.

The following is a reconciliation of the beginning and ending balances derivative liability balances regarding the Company’s derivative instruments and how this relates to the consolidated balance sheet:

	Gold Price	Interest Rate	Total
	Protection	Swap	Derivative
	Agreement	Agreement(1)	Liability
Description:	(in thousands)	(in thousands)	(in thousands)
Asset balance as of July 31, 2006	$(218)	$48	$(170)
Loss on change in fair value of derivative	1,226	-	1,226
Interest expense (income)	-	-	-
Net cash settlements	(460)	-	(460)
Liability balance as of July 31, 2007	$548	$48	$596
Loss on change in fair value of derivative	1,356	141	1,497
Interest expense (income)	-	78	78
Net cash settlements	(1,166)	(75)	(1,241)
Liability balance as of July 31, 2008	$738	$192	$930

(1)
Please note that this derivative instrument is designated as a cash flow hedge and hedge accounting does apply; therefore, changes in the fair value of this derivative instrument are recorded as a component of other comprehensive income.

Notes to Consolidated Financial Statements, page F-8

11.
Please modify your disclosure to ensure that all amounts are in the same unit of measure.  For instance, it appears that in some instances, certain amounts are disclosed in dollars (e.g. paragraph three of note 15) while in others amounts are disclosed in thousands of dollars.  Please modify your disclosure to use the same measure throughout your notes or clearly identify instances where you depart from that standard.

RESPONSE:  The Registrant will amend its Form 10-K to ensure that all amounts are reported in the same unit of measure throughout the notes to its consolidated footnotes.  Specifically, the Registrant will report all amounts in thousands, except for per share amounts and ounce amounts.

12.	Please expand your disclosure to include the requirements of paragraphs 10 thru 15 of FAS 107, or tell us why you believe such disclosures are not necessary.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts.

Accounts Receivable

Accounts receivable represents amounts due but not yet received from customers upon sales of precious metals.  The carrying amount of the Company’s accounts receivable balances approximate fair value.

Marketable Securities

The Company accounts for its investments in marketable securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company has classified its marketable equity securities as available for sale securities and has recorded such securities at fair value using the closing quoted market price on the exchange the securities are traded as of the balance sheet date. The Company uses the specific identification method to determine realized gains and losses. Unrealized holding gains and losses are excluded from earnings and, until realized, are reported as a separate component of stockholders' equity.”

Note 2 – Summary of Significant Accounting Policies

Ore on Leach Pads and inventories, page F-9

13.
We note that you determined the net realizable value on your inventory using the estimated future sales price based on current and long-term metals prices.  Specifically address ARB 43, Chapter 4, Statement 6, paragraphs 9 and 10.

RESPONSE:  The Registrant will amend its disclosure related to the determination of inventory based on net realizable value because this was a general disclosure.  The Registrant will amend its disclosure in its Form 10-K to more precisely describe how inventory is determined and will include the following disclosure:

“Ore on Leach Pads and Inventories (“In-Process Inventory”)

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at average cost. The current  portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next twelve months.”

14.	Expand your accounting policy to disclose the length of time it takes for gold, silver and/or other metal to be recovered from the leach pad.

RESPONSE:  The Registrant will amend the its disclosure in its Form 10-K and include the following disclosure:

“Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on fire assay data) and a recovery percentage (based on ore type and column testwork). It is estimated that the Company’s leach pad at El Chanate will recover all ounces placed within a one year period from the date of placement.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process needs to be constantly monitored and estimates need to be refined based on actual results over time. The Company’s operating results may be impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads.

15.
We note your disclosure that the current portion of ore on the leach pads is determined based on the expected amounts to be processed within the next twelve months.  Please clarify whether or not that production includes amounts that relate to materials that were placed on the leach pad subsequent to the period end.

RESPONSE:  As indicated in the response to Comment 13, the Registrant will amend its Form 10-K to reflect this change.  The revised disclosure clarifies that the current portion of ore on the leach pads and inventories is determined based on the amounts to be processed within the next twelve months during the applicable accounting period being reported.  The Registrant does not include production of inventory in the current period that was processed in a subsequent period.

16.
Additionally, explain why you have not reported any long-term inventory given your disclosure that 50% to 70% of recoverable ounces are recovered in the first year of leaching, declining each year until the leaching process is complete.

RESPONSE:  As indicated in the Registrant’s response to Comment 14, the Registrant will amend its Form 10-K to state that the Registrant estimates that the Registrant’s leach pad at El Chanate will recover all ounces placed within a one year period from the date of placement.

Revenue Recognition, page F-12

17.
Please tailor your revenue recognition policy disclosure to clarify how and when revenue is usually recognized for your business.  Your disclosure should address how the revenue recognition guidance you have disclosed is applied to your business particular operations, facts and circumstances.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“Revenue Recognition

Revenue is recognized from a sale of gold and doré bars when persuasive evidence of an arrangement exists, the price is determinable, the product has been delivered, the title has been transferred to the customer and collection of the sales price is reasonably assured.  Sales of the doré bars are recorded at estimated values, and are further adjusted based upon final quality assessment or assay.  Revenues from by-product sales will be credited to Costs applicable to sales as a by-product credit.”

Equity Based Compensation, page F-13

18.
We note in your statement of operations you disclose $181, $133 and $89 of equity based compensation expense for the fiscal years 2008, 2007 and 2006, respectively.  Furthermore, in your statement of stockholders’ equity, you disclose a $627 charge for equity based compensation in fiscal 2008, a $216 charge for options and warrants issued for services in fiscal year 2007, and a $276 charge for common stock issued for services provided in fiscal year 2007.  Please explain and reconcile the difference between these amounts.  Please also expand your disclosure to include the total compensation cost for share-based payment arrangements recognized in income as well as the total related recognized tax benefit for each year for which an income statement is presented.  Refer to paragraph 64b of FAS 123R.  In response to this comment, please provide us with a sample of your expanded disclosure.

RESPONSE:  Set forth below is a reconciliation of the amounts referenced in Comment 18:

Statement of Operations:		2007		2008

Equity Based Compensation - Non Employees		133		181
Equity Based Compensation - Employees (included in G&A)		359		806

Total Equity Based Compensation		$492		$987

Statement of Cash Flows:		2007		2008

Issuance of Stock Options for Services Provided / Vesting of Stock Options	(3)	$182	(1)	$433
Issuance of Restricted Common Stock to Executives		-	(2)	1,050
Issuance of Common Stock for Services Provided	(4)	276		-
Deferred Compensation - Unvested Shares		-	(2)	(690)
Deferred Compensation - Unvested Options		-		-
Amortization of Deferred Compensation		-	(1)	194
Renewal of Stock Options	(3)	34		-

Total per Statement of Cash Flows		$492		$987

Statement of Stockholders Equity Combinations:	Sum		Sum
Equity Based Compensation / Options and Warrants Issued for Services	(3)	216	(1)	627
Issuance of Restricted Common Stock	(4)	276	(2)	360
Total per Statement of Stockholders' Equity		$492		$987

The Registrant will amend its disclosure in its Form 10-K and include the following disclosure in Note 1:

“The impact on the Company’s results of operations of recording equity based compensation for the years ended July 31, 2008 and 2007, for employees and non-employees was approximately $987 and $492 and reduced earnings per share by $0.01 and $0.00 per basic and diluted share, respectively.  The Company has not recognized any tax benefit or expense for the years ended July 31, 2008 and 2007 related to these items due to the Company’s net operating losses and corresponding valuation allowance within the U.S. (See Note 22).”

In connection with the amended disclosure, the Registrant has reclassified $103 of Amortization that was included in Equity Based Compensation.

19.
We note that you have adopted FAS 123R as of February 1, 2006.  Please expand your disclosure for the financial periods prior to the adoption to include the disclosure requirements of paragraph 45 of FAS 123R.

RESPONSE:  As indicated in the response letter dated January 13, 2009, the Registrant believes that it properly filed its Form 10-K as a smaller reporting company.  As a smaller reporting company, the Registrant was not required to provide disclosure of the effect on the net loss and net loss per share as if the Registrant had applied the fair value recognition provisions of FAS 123R to stock based compensation prior to February 1, 2006.  We note that the Registrant will provide such disclosure to the extent required when it files its Form 10-K for the year ending July 31, 2009.

20.
We note you disclose certain information regarding your outstanding share options and warrants granted to employees separate from those issued to non-employees.  We also note that on page F-28 you disclose information regarding the options issued and exercisable under your Equity Incentive Plan.  Please tell us your basis for disaggregating this information instead of providing a single set of comprehensive information for all options, warrants and similar equity instruments.

RESPONSE:  The Registrant has disclosed outstanding share options and warrants granted to employees separate from those issued to non-employees in accordance with the guidelines set forth within FAS 123R. As disclosed in Note 1 – Equity Based Compensation, the Registrant provides footnotes within these table to disclose which issuances were included under the 2006 Equity Incentive Plan (the “Plan”).  The Registrant had no equity incentive plan prior to the Plan.  Note 1 – Equity Based Compensation includes options and warrants issued within and outside of the Plan.  The Table on F-28 includes only the option and warrant activity applicable to the Plan

Note 8 – Property and Equipment, page F-20

21.
We note your balance of property and equipment includes a separate component “asset retirement obligation.”  Paragraph 11 of FAS 143 requires that an entity recognizes the asset retirement obligation liability by “increasing the carrying amount of the related long-lived asset by the same amount as the liability.”  Please tell us how your recognition of a separate “asset retirement obligation” asset complies with this guidance.  If you determine that your disclosure should be modified, please provide us with a description of the modifications and their impact on our financial statement presentation and disclosure.

RESPONSE:  The Registrant will amend its Form 10-K to change the component “asset retirement obligation” to “asset retirement cost.”  The Registrant believes that, upon this change, its presentation will comply with the guidance provided in paragraph 11 of FAS 143.

Note 14 – Other Comprehensive Income (Loss), page F-23

22.	Please expand your disclosure of other comprehensive income to include:

•
reclassification adjustments for each classification of other comprehensive income either in the face of the financial statement in which comprehensive income is reported or in the notes to the financial statements (paragraph 20 of FAS 130);

•
disclosure indicating whether the components of other comprehensive income are presented net of related tax effects or before related tax effects with one amount shown for the aggregate income tax expense or benefit related to the total of other comprehensive income items (paragraph 24 of FAS 130);

•	the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments (paragraph 25 of FAS 130); and

•	accumulated balances as of each balance sheet date for each classification within accumulated other comprehensive income (paragraph 26 of FAS 130).

In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

RESPONSE:  The Registrant will amend the its disclosure in Note 14 in its Form 10-K and include the following disclosure:

“NOTE 14 – Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) consists of foreign translation gains and losses, and unrealized gains and losses on marketable securities and fair value changes on derivative instruments and this activity is summarized as follows:

	Foreign currency items	Unrealized gain (loss) on securities	Change in fair value on interest rate swaps	Accumulated other comprehensive income
Balance as of July 31, 2006	$106	$40	$-	$146
Income (loss)	(47)	-	205	158
Balance as of July 31, 2007	59	40	205	304
Income (loss)	622	(25)	(141)	456
Balance as of July 31, 2008	$681	$15	$64	$760

The Company has not recognized any income tax benefit or expense associated with other comprehensive income items for the year ended July 31, 2008 and 2007.”

Note 16 – Stockholders Equity, page F-24

23.
In your second paragraph of your disclosure we note the following:  “The Company closed two private placements in January 2007 pursuant to which it issued an aggregate of 12,561,667 units, each unit consisting of one share of its common stock and one warrant to purchase ¼ of a share of common stock…”  Please tell us whether the warrant is exercisable for one share of common stock or ¼ of a share of common stock.  Please modify your disclosure to clarify any discrepancy between these statements.  In your response to this comment, please provide us with a sample of your proposed modified disclosure.

RESPONSE:  Each warrant is exercisable for ¼ of a share of common stock.  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“The Company closed two private placements in January 2007 pursuant to which it issued an aggregate of 12,561,667 units, each unit consisting of one share of its common stock and a warrant to purchase ¼ of a share of its common stock at $0.30 per unit for proceeds of approximately $3,486, net of commissions of approximately $283.  Each warrant issued in the January 2007 placements is exercisable for ¼ of a share of common stock, at an exercise price equal to $0.40 per share.  Thus, a holder must exercise four warrants to purchase one share of common stock.  Each Warrant has a term of eighteen months and is fully exercisable from the date of issuance.  The Company issued to the placement agents eighteen month warrants to purchase up to an aggregate of 942,125 shares of common stock at an exercise price of $0.30 per share.  Such placement agent warrants are valued at approximately $142 using the Black-Scholes option pricing method.”

24.
In relation to the March 22, 2007 grant of shares to the Company’s Chief Operating Officer, we note you disclose “the fair value of the services provided in March 2007 amounted to $225 or $0.45 per share.”  Please tell us whether the expense recognized related to these shares is based on the fair value of the equity instruments issued or the fair value of the services received.  Refer to paragraph 15 of FAS 123R.  Please also tell us the period(s) over which the COO’s service was provided and the period(s) over which the compensation expense was recognized.

RESPONSE:  Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“On March 22, 2007, the Company issued 500,000 shares of common stock to John Brownlie, the Company’s Chief Operating Officer under the Company’s 2006 Equity Incentive Plan. The fair value of the shares issued in March 2007 amounted to $225 or $0.45 per share.  The shares, which were granted to Mr. Brownlie as compensation for services already provided to the Company, vested immediately.  The compensation expense was fully recognized on the date of the grant.

Warrants and Options, page F-25

25.	For each option or warrant issuance that you identify, please disclose the grant date fair value of the award.

RESPONSE:  Registrant will amend the its disclosure in its Form 10-K and include the following disclosure:

“Warrants and Options

The fair value of each warrant and option award is estimated on the date of grant using a Black-Scholes option valuation model.  The Company issues warrants and options to purchase common stock with an exercise price of no less than fair market value of the underlying stock at the date of grant.

On November 30, 2006, the Company’s board of directors granted 100,000 common stock options to each of John Postle, Ian A. Shaw and Mark T. Nesbitt, the Company’s independent directors. The options are to purchase shares of the Company’s common stock at an exercise price of $0.33 per share (the closing price of its common stock on that date) for a period of two years. The Company utilized the Black-Scholes method to fair value the 300,000 options received by the directors and recorded approximately $40 as equity based compensation expense.  The grant date fair value of the stock options was $0.33.

On December 13, 2006, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.36 per share to its Chief Operating Officer, Chief Financial Officer and the Company’s Canadian counsel.  These options are for the purchase of 250,000 shares, 100,000 shares and 100,000 shares, respectively.  The Company utilized the Black-Scholes method to fair value the 450,000 options received by these individuals and recorded approximately $61 as stock based compensation expense.  The grant date fair value of the stock options was $0.36.

On March 22, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.45 per share to the Company’s SEC Counsel.  These options are for the purchase of 100,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $15 as equity based compensation expense.  The grant date fair value of the stock options was $0.45.

On June 13, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price of $0.384 per share to the Company’s CFO.  These options are for the purchase of 500,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $65 as equity based compensation expense.  The grant date fair value of the stock options was $0.384.

On August 13, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price ranging from $0.43 to $0.50 per share to outside parties for services provided.  These options are for the purchase of 465,000 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $58 as equity based compensation expense.  The grant date fair value of the stock options ranged from $0.43 to $0.50 with an exercise price of no less than fair market value of the underlying stock at the date of grant.

On December 20 2007, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s executive officers, directors and employees were granted stock options, aggregating 3,150,000 stock options, under our 2006 Equity Incentive Plan.  The stock options were granted as follows:  Gifford Dieterle - 500,000 options, John Brownlie – 500,000 options, Christopher Chipman – 500,000 options, Jeffrey Pritchard – 500,000 options, Scott Hazlitt – 350,000 options, Ian Shaw – 75,000 options, John Postle – 150,000 options, Mark Nesbitt – 150,000 options, Roger Newell – 150,000 options, Robert Roningen – 100,000 stock options, and other non-executive employees – 100,000.  The stock options have a term of seven years and vest over five years as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $0.63 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan, unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon the happening of a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 3,150,000 options received by these individuals totaling $1,060.  For the year ended July 31, 2008, the Company recorded approximately $375 in equity compensation expense on the vested portion of these stock options.  The grant date fair value of the stock options was $0.63.

On July 17, 2008, the Company closed in escrow pending execution of Mexican collateral documents and certain other ministerial matters an Amended And Restated Credit Agreement (the “Credit Agreement”) involving our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. (“MSR”) and Oro de Altar S. de R.L. de C.V. (“Oro”), as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank PLC (“Standard Bank”), as the lender.  Pursuant to the Credit Agreement the Company agreed to issue to Standard Bank a two year warrant to purchase an aggregate of 600,000 shares of our common stock at an exercise price of $0.852 per share.  The warrants were valued at approximately $103 using the Black-Scholes option pricing model and were reflected as deferred financing costs as a reduction of stockholders' equity on the Company’s balance sheet as of July 31, 2008 (See Note 17).  The grant date fair value of the stock options was $0.63.

Note 20 – Sales Contracts, Commodity and Financial Instruments, page F-34

26.
In your table illustrating the impact of derivatives on your financial statement presentation (on page F-37), we note your gold derivatives are presented as “derivatives designated as hedging instruments” while your disclosure at the end of page F-34 states “these contracts where not designed as hedging derivatives.”  Please modify your disclosure to clarify any discrepancy between these statements.  In your response to this comment, please provide us with a sample of your proposed modified disclosure.

RESPONSE:  Registrant will amend the its disclosure in its Form 10-K to clarify that gold derivatives are derivatives designated as non-hedging instruments.  The Registrant will include the following revised table in its amended Form10-K:

Fair Value of Derivative Instruments in a Statement of Financial Position and the Effect of Derivative Instruments on the Statement of Financial Performance (in thousands):

	Liability Derivatives
October 31, 2007	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Other Liabilities	$115
Derivatives designated as non-hedging instruments
Gold derivatives	Other Liabilities	$613

January 31, 2008	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Other Liabilities	$313
Derivatives designated as non-hedging instruments
Gold derivatives	Other Liabilities	$660

April 30, 2008	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Other Liabilities	$274
Derivatives designated as non-hedging instruments
Gold derivatives	Other Liabilities	$702

July 31, 2008	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Other Liabilities	$192
Derivatives designated as non-hedging instruments
Gold derivatives	Other Liabilities	$738

Exhibits 31.1 and 31.2

27.
In future filings, please revise these certificates so that they follow more exactly the language specified in Item 601(b)(31) of Regulation S-K.  Specifically, we note that the certifications depart from the specified language as follows:

•	In the first line of each certification, the individual’s title and the name of the company are included, whereas only the individual’s name should be included;

•	In the first line, the name of the company is defined as a defined term (the “Registrant”);

•	In item 1 of each certification, the defined term the “Registrant” is used instead of the name of the Company;

•	Elsewhere, the defined term “Registrant” is used instead of “registrant” (lower case); and

•	In item 4(d), the parenthetical is omitted “(the registrant’s fourth quarter in the case of an annual report).”

Also, in future filings please ensure that the exhibits are numbered correctly at the top of the page on which the exhibits appear.  In your filing, Exhibit 31.2 is numbered incorrectly at the top of the page as “Exhibit 32.2.”

RESPONSE:  In the amended Form 10-K and in future filings, the Registrant will include the certifications in Item 601(b)(31) of Regulation S-K that comply with this Comment 27.

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

General

28.
We note that you did not include an attestation report as part of your Form 10-K.  See comment number 5 above.  We direct you to Frequently Asked Question No. 10 regarding Management’s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports (Sept 24, 2007).  http://www.sec.gov/info/accountants/controlfaq.htm.  Please advise us of the consideration you have given whether the failure to have included that report constitutes a material omission.

RESPONSE:  As indicated in the response letter dated January 13, 2009, the Registrant believes that it properly filed its Form 10-K as a smaller reporting company.  As a smaller reporting company, the Registrant believes it was not required to include an attestation report of its independent registered accounting firm.  Thus, the Registrant does not believe the omission of the attestation report constitutes a material omission.

Executive Compensation

Compensation Discussion and Analysis, page 15,

29.
Please add disclosure concerning the role of the Chief Executive Officer in determining compensation of the named executive officers, and the process for determining the compensation of the Chief Executive Officer.  For example, does the CEO meet with the compensation consultant to discuss his compensation package?  Does the CEO attend the Compensation Committee meetings?  Does the CEO participate in Compensation Committee discussions concerning his compensation?  Does the CEO participate in the portion of the Board meetings in which the Compensation Committee recommends his compensation package to the Board?  Does he recuse himself from the deliberations and vote of the Compensation Committee and the Board with regard to the approval of his compensation package?  Please describe in greater detail the involvement of the CEO and named executive officers in the compensation process.  Refer to Item 407(e)(3)(ii) of Regulation S-K.

RESPONSE:  The Registrant will amend its Form 10-K as follows and will include comparable disclosure in its future Proxy Statements:

“The Chief Executive Officer attends the Compensation Committee meetings as management’s representative.  No other executives participate in the compensation process or attend the Compensation Committee meetings.  The CEO evaluates and provides performance assessments and compensation recommendations for each of the executive officers other than himself to the Compensation Committee.  The Compensation Committee considers these recommendations in its deliberations to set executive compensation.  The Compensation Committee reviews the compensation package of the CEO and determines the compensation package of the CEO in an executive session that the CEO does not attend.  The CEO does not engage in discussions with the Compensation Committee or the Compensation Committee’s independent compensation consulting firm regarding his compensation package.”

Objectives and Philosophy of Executive Compensation, page 15, and Elements of Compensation, page 16

30.
You state that “Our compensation plan was developed by utilizing an independent compensation and benefits consultant who utilizes publicly available compensation data for national and regional companies in the mining industry.  We believe that the practices of this group of companies will provide us with appropriate compensation benchmarks, because these companies have similar organizational structures and tend to compete with us for executives and other employees.”  You state that you target base salaries “near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies ... .”  Please revise your disclosure to identify the independent compensation and benefits consultant whose services you use, identify the companies in your comparator group of companies and provide the disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

RESPONSE:  The Registrant will amend its Form 10-K as follows and will include comparable disclosure in its future Proxy Statements:

“The Compensation Committee engaged Mosteller & Associates, Inc. (“Mosteller”), an independent executive compensation consulting firm, to provide advice and assistance in the area of executive and director compensation.  Mosteller conducted a review of the total compensation of the Company’s executive officers and prepared reports for the review of the Compensation Committee that were subsequently used in determining the appropriate levels of compensation for each executive officer.  Specifically,  in accordance with the scope directed by the Compensation Committee, Mosteller reviewed the compensation packages paid to the Company’s executives in 2006 and 2007, selected peer sources against which to compare the data and analyzed comparable compensation packages using appropriate regression analyses.

To evaluate the Company’s compensation packages, Mosteller identified four sources of comparison:  (1) mining companies with revenues less than $10 million and less than 100 employees that are headquartered in the northeastern United States; (2) mining and natural resources divisions of utility companies with revenues less than $50 million and less than 100 employees that are headquartered in the States; (3) energy companies with revenues less than $50 million that are headquartered in the United States; and (4) a custom peer group of mining companies that included Golden Star Resources, LTD, Miramar, Northgate, Royal Gold, Inc., Coeur d’Alene Mines Corp., and Meridian Gold.  The Company believes that the companies in this custom peer group provide a good basis of comparison because, similar to the Company, they are operational, are producing product and have sizable assets and revenue streams.”

Annual bonus, page 16

31.
You describe a “performance-based” bonus program, and you state that the amount of an executive’s bonus “will depend on the level of achievement of the financial and operational goals and for achieving individual performance objectives.”  You state that “These objectives will vary depending on the individual executive, but will relate generally to strategic factors such as establishment and maintenance of key strategic relationships, the development and operation of our mining projects, the identification and possible development of additional mining properties, and to financial factors such as raising capital and improving our results of operations.”  However, you omit the company and individual performance goals or targets for the named executive officers.  Please revise to disclose all qualitative and quantitative performance targets or goals established for the 2008 fiscal year.  See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K.  To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

RESPONSE:  The Registrant will amend its Form 10-K as follows and will include comparable disclosure in its future Proxy Statements:

“The Company did not establish corporate or individual performance targets prior to, or at the beginning of, fiscal year 2008.  At the conclusion of fiscal 2008, the Compensation Committee reviewed the performance of the Company and each executive during fiscal 2008.  The Compensation Committee noted several achievements, including, but not limited to, the increase in ore mined, the increase in ounces produced, the increase in the proceeds from sales of gold and silver, the increase in gold reserves and the completion of certain capital and plant upgrades.”

The Registrant notes that in the Summary Compensation Table, it reported the bonus amounts under the “Bonus” column and not the “Non-Equity Incentive Plan Compensation” column.  The Registrant believes this presentation was consistent with the manner in which the bonus amounts were determined.  In future filings, the Registrant will include more comprehensive disclosure of the factors the Compensation Committee considered when determining the bonus amounts and will clarify that such amounts were not based on pre-determined targets.

2006 Equity Incentive Plan, page 16

32.
Please add disclosure in your Compensation Discussion and Analysis about the types and amounts of grants that the named executive officers received, as well as the material provisions of these grants, such as vesting periods, any performance-based vesting features, any provisions that allow for acceleration of vesting, etc.  Please ensure that you explain why the grants were made, and explain the rationale for making the grants in the quantities and with the material provisions that were included.  Refer to Items 402(b)(l) and 402(b)(2) of Regulation S-K.

RESPONSE:  The Registrant will amend its Form 10-K as follows and will include comparable disclosure in its future Proxy Statements:

“On December 20, 2007, at the recommendation of the Compensation Committee, the Company’s executive officers, directors and employees were granted 1,095,000 restricted shares under our 2006 Equity Incentive Plan (the “Plan”) as bonus compensation.  The restricted shares were granted as follows:  Gifford Dieterle – 250,000, John Brownlie – 250,000, Jeffrey Pritchard – 250,000, Christopher Chipman – 250,000, Scott Hazlitt – 75,000 and two employees each received 20,000 restricted shares. The fair market value of the restricted stock on the date of grant was $0.63.  The restricted shares granted vest equally over three years from the date of grant.

Also on December 20, 2007, at the recommendation of the Compensation Committee, the Company’s executive officers and employees were granted 3,150,000 stock options under our Plan as bonus compensation.  The stock options were granted as follows:  Gifford Dieterle - 500,000 options, John Brownlie – 500,000 options, Christopher Chipman – 500,000 options, Jeffrey Pritchard – 500,000 options, Scott Hazlitt – 350,000 options, Ian Shaw – 75,000 options, John Postle – 150,000 options, Mark Nesbitt – 150,000 options, Roger Newell – 150,000 options, Robert Roningen – 100,000 stock options, and other non-executive employees – 100,000. The stock options have a term of seven years and vest over five years as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $0.63 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars).

The stock options and restricted stock awarded on December 20, 2007 were granted as a method to provide incentive compensation to the Company’s executive officers, directors and employees.  The Compensation Committee believes that the recipients are motivated by the potential appreciation of the stock price over time and will remain committed to the Company while the grants vest.

On July 17, 2008, at the recommendation of the Compensation Committee, the Company’s executive officers and directors were granted 515,000 restricted shares under our Plan as bonus compensation for the fiscal year ended July 31, 2008.  The restricted shares were awarded as follows:  Gifford Dieterle – 100,000, John Brownlie – 100,000, Jeffrey Pritchard – 100,000, Christopher Chipman – 100,000, Scott Hazlitt – 50,000, Ian Shaw – 15,000, John Postle – 150,000, Mark T. Nesbitt – 15,000, Roger Newell -10,000 and Robert Roningen – 100,000.  The Compensation Committee determined that because this grant constituted compensation for services rendered, the restricted shares granted vested immediately.  The fair value of the Company’s stock was $0.70 on the date of grant.  These restricted shares were awarded as part of the Company’s bonus award and were designed to reward the recipients for services rendered.

In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall end on the earlier of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.”

33.
We note that on page 58 of your Form 10-K for the fiscal year ended July 31, 2008, filed October 29, 2008, you state that “On July 17, 2008 ... our executive officers and directors were granted 515,000 shares under our Equity Incentive Plan.  The restricted shares granted vested immediately.”  Please explain the reasons for this grant and the reasons why there was no vesting period for this grant.

RESPONSE:  As described in the response to Comment 32, the Compensation Committee determined that because this grant constituted compensation for services rendered, the restricted shares granted vested immediately.

Employment and Engagement Agreements, page 17

34.
We note your statement on page 18 that “Each of the agreements entitles the executive to change of control benefits ... upon his termination of employment with us during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements ... [emphasis added].”  Please briefly describe how the concepts of change in control and “potential” change in control are defined in the agreements.

RESPONSE:  “Change in Control” and “Potential Change in Control” are defined as follows:

A “Change in Control” shall be deemed to have occurred on the earliest of the following dates:

(a) the date any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (c) below; or

(b) the date on which the following individuals cease for any reason to constitute a majority of the number of directors then serving: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(c) the date on which there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation or other entity, other than (i) a merger or consolidation (A) immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a subsidiary, the ultimate parent thereof and (B) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities; or

(d) the date on which the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company, in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any subsidiary of the Company, in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, a ‘‘Change in Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

A “Potential Change in Control” shall exist during any period in which the circumstances described in paragraphs (a), (b), (c) or (d), below exist (provided, however, that a Potential Change in Control shall cease to exist not later than the occurrence of a Change in Control):

(a) The Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control, provided that a Potential Change in Control described in this paragraph (a) shall cease to exist upon the expiration or other termination of all such agreements;

(b) Any Person (without regard to the exclusions set forth in subsections (i) through (iv) of such definition) publicly announces an intention to take or to consider taking actions the consummation of which would constitute a Change in Control; provided that a Potential Change in Control described in this paragraph (b) shall cease to exist upon the withdrawal of such intention, or upon a determination by the Board that there is no reasonable chance that such actions would be consummated;

(c) Any Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; or

(d) The Board adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control exists; provided that a Potential Change in Control described in this paragraph (d) shall cease to exist upon a determination by the Board that the reasons that gave rise to the resolution providing for the existence of a Potential Change in Control have expired or no longer exist.

35.
We note your statement on page 18 that, in the event of a change in control, “the exercise price of all options would decrease to $0.01 per share.”  Please explain to us how this is possible in view of your disclosure on page 10 that the exercise prices of stock options granted under the 2006 Equity Incentive Plan shall be “not less than Fair Market Value on the date of grant.”  We may have further comments after reviewing your response.

RESPONSE:  The Registrant is in the process of amending its employment agreements with its executive officers to remove that provision from the employment agreements.  The Registrant expects that its Board of Directors will approve the amended employment agreements at its next regularly scheduled meeting.

Compensation of Directors, page 20

36.
You discuss in this section of the Compensation Discussion and Analysis certain cash fees paid to directors.  However, you do not discuss equity compensation grants to the directors, even though on page 13 you state that grants of shares and stock options were made to directors during the 2008 fiscal year.  Please expand your discussion of director compensation to address the equity compensation grants, including a description of, and analysis of the rationale for, the grants, the quantities of the grants and the material provisions of the grants.

RESPONSE: The Registrant will amend its Form 10-K as follows and will include comparable disclosure in its future Proxy Statements:

“On July 17, 2008, at the recommendation of the Compensation Committee, the Company’s non-executive directors were granted 65,000 restricted shares under our Plan as bonus compensation for the fiscal year ended July 31, 2008. The Compensation Committee determined that because this grant constituted compensation for services rendered, the restricted shares granted vested immediately.  Each independent, non-executive director, Ian Shaw, John Postle and Mark T. Nesbitt, received 15,000 restricted shares and each non-executive director, Roger Newell and Robert Ronigen, received 10,000 restricted shares. The fair value of the Company’s stock was $0.70 on the date of grant.

On December 20 2007, at the recommendation of the Compensation Committee, the Company’s non-executive directors were granted 650,000 stock options under our Plan as bonus compensation. Each independent, non-executive director, Ian Shaw, John Postle and Mark T. Nesbitt, received 150,000 stock options and each non-executive director, Roger Newell and Robert Roningen, received 100,000 stock options. The stock options have a term of seven years and vest as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $0.63 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars).  These stock option grants were issued as incentive based compensation.  In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan, unvested stock options shall terminate and, with regard to vested stock options, the exercise period end on the earlier of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.

The stock options awarded on December 20, 2007 were granted as a method to provide incentive compensation to the Company’s non-executive directors.  The Compensation Committee believes that the recipients are motivated by the potential appreciation of the stock price over time and will remain committed to the Company while the grants vest.”

Summary Compensation Table, page 21

37.
You have divided the Summary Compensation Table into two tables, one for the fiscal year 2008 and one for the fiscal year 2007.  Please revise to consolidate into one table, to enhance comparability with the prevailing manner of presentation used by other companies.

RESPONSE:  The Registrant will amend its Form 10-K to combine the two tables into one Summary Compensation Table and will provide only one table in future Proxy Statements.

38.	Please enhance your footnotes to the Summary Compensation Table to explain briefly to which stock awards and option awards the amounts in the “Stock Awards” and “Option Awards” columns relate.

RESPONSE:  The Registrant will amend its Form 10-K to include the following disclosure in a footnote to the “Stock Awards” column of its Summary Compensation Table and will include comparable disclosure in its future Proxy Statements:

“The amounts shown represent the amount of restricted stock award recognized for financial statement reporting purposes in connection with the Statement of Financial Accounting Standard No. 123R and include amounts from restricted stock awards granted in fiscal 2008.  Refer to Note 16 to the Company’s Consolidated Financial Statements for a discussion of assumptions made to the valuation of restricted stock awards.  During fiscal 2008, restricted stock awards were comprised of:  1) 250,000 shares of restricted stock issued to each of Gifford A. Dieterle, John Brownlie and Jeffrey Pritchard at the fair value of the Company’s stock on the date of grant of $0.63; and 2) 100,000 shares of restricted stock issued to each of Gifford A. Dieterle, John Brownlie and Jeffrey Pritchard at the fair value of the Company’s stock on the date of grant of $0.70.  During fiscal 2007, restricted stock awards were comprised of 500,000 shares of restricted stock issued to John Brownlie at the fair value of the Company’s stock on the date of grant of $0.45.”

The Registrant will amend its Form 10-K to include the following disclosure in a footnote to the “Option Awards” column of its Summary Compensation Table and will include comparable disclosure in its future Proxy Statements:

“The amounts shown reflect amounts of option awards recognized for financial statement reporting purposes in connection with the Statement of Financial Accounting Standard No. 123R, using the Black-Scholes option pricing model and include amounts from stock option awards granted in fiscal 2008. Refer to Note 16 to the Company’s Consolidated Financial Statements for a discussion of assumptions made to the valuation of option awards.  During fiscal 2008, option awards were comprised of:  1) 500,000 stock options issued to each of Gifford A. Dieterle, John Brownlie and Jeffrey Pritchard at an exercise price of $0.63; and 2) 150,000 stock options issued to John Brownlie at an exercise price of $0.70 that vested during the period.  During fiscal 2007, option awards were comprised of 250,000 stock options issued to John Brownlie at an exercise price of $0.45.”

Director Compensation Table, page 24

39.	Please enhance your footnotes to the Director Compensation table to explain briefly to which stock awards and option awards the amounts in the “Stock Awards” and “Option Awards” columns relate.

RESPONSE:  The Registrant will amend its Form 10-K to include the following disclosure in a footnote to the “Stock Awards” column of its Director Compensation Table and will include comparable disclosure in its future Proxy Statements:

“Amounts shown represent the amount of restricted stock award recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting Standard No. 123R and include amounts from restricted stock awards granted fiscal year 2008. Refer to Note 16 to the Company’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of restricted stock awards.  During fiscal 2008, restricted stock awards were comprised of: 1) 15,000 shares of restricted stock issued to each of Ian Shaw, John Postle and Mark T. Nesbitt at the fair value of the Company’s stock on the date of grant of $0.70; and 2) 10,000 shares of restricted stock issued to each of Roger Newell and Robert Roningen  at the fair value of the Company’s stock on the date of grant of $0.70.”

The Registrant will amend its Form 10-K to include the following disclosure in a footnote to the “Option Awards” column of its Director Compensation Table and will include comparable disclosure in its future Proxy Statements:

“Amounts shown reflect amounts of option awards recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting Standard No. 123R, using the Black-Scholes option-pricing model and include amounts from stock option awards granted in fiscal 2008. Refer to Note 16 to the Company’s Consolidated Financial Statements for a discussion of assumptions made in the valuation of option awards.  During fiscal 2008, option awards were comprised of: 1) 150,000 stock options issued to each of Ian Shaw, John Postle and Mark T. Nesbitt at an exercise price of $0.63; and 2) 100,000 stock options issued to each of Roger Newell and Robert Roningen at an exercise price of $0.63.”

Certain Relationships and Related Transactions, page 24

40.
You mention transactions but do not identify by name the officers, directors and stockholders who are counterparties, or affiliates of counterparties, in the transactions.  Please identify each of these persons by name as well as function, instead of referring to them as “two of our officers/Directors and stockholders,” “a director,” etc.

RESPONSE:  The Registrant will amend its Form 10-K and will include comparable disclosure in its future Proxy Statements to include the disclosure provided in the response to Comment 6 herein.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008

General

41.
Please make all necessary revisions due to your change in status to an accelerated filer. For example, the box on the cover page indicating “Accelerated filer” should be checked, and the box indicating “Non-accelerated filer” should not be checked.

RESPONSE:  The Registrant will amend its Form 10-Q to indicate that it is an accelerated filer.  The Registrant did not use the scaled disclosure requirements of a smaller reporting company in its Form 10-Q.

Controls and Procedures, page 41

42.	Please refer to our comments 2 and 3 above regarding language concerning disclosure controls and procedures and make corresponding revisions.

RESPONSE:  The Registrant will amend its Form 10-Q to comply with this comment.

Exhibits 31.1 and 31.2

43.	Please refer to our comment 6 above regarding the language for Section 302 certifications and make corresponding revisions.

RESPONSE:  The Registrant will include these revisions in its Section 302 certifications when it files its amended Form 10-Q and in all future filings.

Engineering Comments

Form 10-K for the Fiscal Year Ended July 31, 2008

El Chanate Properties - Sonora, Mexico, page 12

44.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading.  For any properties identified, which are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	A brief description of mining/processing methods, equipment, infrastructure, and other facilities at your mine and processing sites.

•	The details as to modernization and physical condition of your mine, plant, and equipment, including the subsurface improvements and other related equipment.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

www.sec.gov/about/forms/industryguides.pdf

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following disclosure:

“El Chanate is an open pit heap leach mining and processing operation.  Ore is hauled by truck from the pits to the processing plant.  The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. The equipment and facility infrastructure that is utilized at the El Chanate mine consists of both new and refurbished items.  Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

Equipment and facilities include: plant, a fleet of haul trucks, loaders and mining support equipment.  In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, an employee residential complex, power and water supply systems and a tailings disposal facility.  The equipment and facility infrastructure that is utilized at the El Chanate mine consists of both new and refurbished items.  Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.”

45.
We note you disclose your production is approximately 5,000 ounces of gold equivalent per month.  Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.  Please provide a table showing your annual production by tonnage, grade, metallurgical recovery, concentrate produced, and Dore or salable gold for each of your mines.  In the event you reactivated leach pads, please disclose the existing leach tonnage and grade, the new leach additions, your historical annual leach production and your new leaching production and capacity.

RESPONSE:  The Registrant will amend its disclosure in its Form 10-K and include the following table:

Summary of Results of Operations

	For the year	For the year
	ended	Ended
Operating Data	July 31, 2008	July 31, 2007(1)
Tonnes of ore mined	3,498,612	545,089
Tonnes of waste removed	2,627,318	209,567
Ratio of waste to ore	0.75	0.38
Tonnes of ore processed	3,529,699	631,530
Grade (grams/tonne)	0.85	0.88
Gold (ounces)
- Produced(2)	39,242	578
- Sold	39,102	-

(1)	Commercial production at El Chanate commenced on July 31, 2007 and the operation was still in its ramp up and production results are not comparable.
(2)	Gold produced each year does not necessarily correspond to gold sold during the year, as there is a time delay in the actual sale of gold.

46.
We note your reference to the Independent Mining Consultants (IMC) report of October 15, 2007 that was used to estimate your proven and probable reserves as of that date.  Please revise your proven and probable reserves to coincide with your fiscal year end and subtract the tonnages mined due to your production activities.  Please describe significant events that transpired related to your mining and processing activities, including the inventory adjustments made to your existing heap leach facilities due to mine production and processing activities.

RESPONSE:  The Registrant did not make any adjustments to its heap leach facilities due to mine production and processing activities.  The Registrant will amend the its disclosure in its Form 10-K and include the following table:

The following table represents a summary of cumulative activity in connection with our proven and probable mineral reserves:

Proven and probable mineral reserve (Ktonnes of ore)	July 31, 2008
Ore
Beginning balance (Ktonnes)	39,461
Additions	-
Reductions	(4,175)
Ending Balance	35,286

Contained gold
Beginning balance (thousand of ounces)	832
Additions	-
Reductions	(113)
Ending Balance	719

47.	We note your reference to a gold equivalent. Please describe the byproducts you produce, how this gold equivalent is calculated, and the factors you use, i.e. price and recovery.

RESPONSE:  The Registrant will amend its Form 10-K to include the disclosure set forth in the response to Comment 44 herein.

*        *        *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure the Filings;

•
staff comments or changes to disclosure in response to Staff comments do not foreclose the Staff of the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8606.

Sincerely,

/s/ Justin P. Klein
Justin P. Klein